# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SELECT MEDICAL HOLDINGS CORP, CIK 0001320414
CUSIP: 81619Q105
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 4714 Gettysburg Road, Mechanicsburg, Pennsylvania (PA), 17055
Date of event which requires filing of this statement: 03/02/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000950157-26-000173
Filed by CIK 0000918697
Persons authorized to receive notices and communications: Robert A. Ortenzio, 4714 Gettysburg Road, P.O. Box 2034, Mechanicsburg, Pennsylvania (PA), 17055, (717) 972-1100

## Reporting persons
- ORTENZIO ROBERT A (CIK 0000918697): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 7,081,788; shared voting power 6,937,947; sole dispositive power 7,081,788; shared dispositive power 6,937,947; aggregate amount beneficially owned 14,019,735 (11.3% of the class)
  Comment: 1. Items 8, 10, 11 and 13 include 7,081,788 shares over which the Reporting Person has the sole power to vote and dispose of as well as the following shares that the Reporting Person may be deemed to beneficially own, as the Reporting Person may be deemed to have current shared power to vote or direct the vote of and to dispose of or direct the disposition therefor: (a) 200,000 shares held by the Robert and Angela Ortenzio Family Foundation, of which the Reporting Person is a co-trustee, (b) 532,152 shares held by the Rocco and Nancy Ortenzio Family Foundation, of which the Reporting Person is a co-trustee, (c) 1,279,000 shares owned by the Robert A. Ortenzio Descendants Trust, for which the Reporting Person serves as a member of the board of directors of Select Asset Management & Trust LLC (the "Select Trustee"), a co-trustee, (d) 280,415 shares held by the Robert A. Ortenzio April 2014 Trust for Kevin M. Ortenzio, for which the Reporting Person serves as a member of the board of directors of the Select Trustee, a co-trustee, (e) 280,415 shares held by the Robert A. Ortenzio April 2014 Trust for Bryan A. Ortenzio for which Mr. Robert A. Ortenzio, for which the Reporting Person serves as a member of the board of directors of the Select Trustee, a co-trustee, (f) 280,415 shares held by the Robert A. Ortenzio April 2014 Trust for Madeline G. Ortenzio, for which the Reporting Person serves as a member of the board of directors of the Select Trustee, a co-trustee, (g) 4,028,767 shares held by the Rocco A. Ortenzio Revocable Trust, of which the Reporting Person is a co-trustee, (h) 16,182 shares beneficially owned by the Estate of Rocco A. Ortenzio through Select AP Investors, L.P., for which the Reporting Person may be deemed to exercise control in his capacity as a trustee of such Estate, (i) 30,601 shares beneficially owned by the Estate of Rocco A. Ortenzio through Select Investments III, L.P., for which the Reporting Person may be deemed to exercise control in his capacity as a trustee of such Estate, and (j) 10,000 shares held by the spouse of the deceased Rocco A. Ortenzio, over which the Reporting Person shares a power of attorney.
  
  2. The percentage in Item 13 is based on 124,018,300 Common Stock shares outstanding of Select Medical Holdings Corporation as of February 28, 2026.
- JACKSON MARTIN F: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,383,421; shared voting power 2,634; sole dispositive power 1,383,421; shared dispositive power 2,634; aggregate amount beneficially owned 1,383,421 (1.1% of the class); the aggregate amount excludes certain shares
  Comment: 1. Items 8 and 10 contain 2,634 shares beneficially owned by the Reporting Person's child over whom the Reporting Person is a court-appointed guardian. The Reporting Person disclaims beneficial ownership in all such shares.
  
  2. The percentage in Item 13 is based on 124,018,300 Common Stock shares outstanding of Select Medical Holdings Corporation as of February 28, 2026.
- Estate of Rocco A. Ortenzio: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,085,550; sole dispositive power 0; shared dispositive power 4,085,550; aggregate amount beneficially owned 4,085,550 (3.3% of the class)
  Comment: 1. Items 8, 10, 11 and 13 include the following shares that the Reporting Person may be deemed to beneficially own, as the Reporting Person may be deemed to have current shared power to vote or direct the vote of and to dispose of or direct the disposition therefor: (a) 4,028,767 shares held by the Rocco A. Ortenzio Revocable Trust, (b) 16,182 shares held by Select AP Investors, L.P., (c) 30,601 shares held through Select Investments III, L.P., and (d) 10,000 shares held by the spouse of the deceased Rocco A. Ortenzio.
  
  2. The percentage in Item 13 is based on 124,018,300 Common Stock shares outstanding of Select Medical Holdings Corporation as of February 28, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: SELECT MEDICAL HOLDINGS CORP
Address of issuer's principal executive offices: 4714 Gettysburg Road, Mechanicsburg, Pennsylvania (PA), 17055
Comment: This Schedule 13D constitutes Amendment No. 2 to the Schedule 13D filed as of November 24, 2025 (the "Original Schedule 13D"), which relates to the Common Stock shares, par value $0.001 (the "Shares"), issued by Select Medical Holdings Corp (the "Issuer"). The Issuer's principal executive office is located at 4714 Gettysburg Road, Mechanicsburg, Pennsylvania 17055.

## Item 2. Identity and Background
Name of person filing:
The reporting persons (each, a "Reporting Person" and, collectively, the "Reporting Persons") are:

Robert A. Ortenzio, c/o Select Medical Holdings Corporation, 4714 Gettysburg Road, P.O. Box 2034, Mechanicsburg, Pennsylvania 17055

Martin F. Jackson, c/o Select Medical Holdings Corporation, 4714 Gettysburg Road, P.O. Box 2034, Mechanicsburg, Pennsylvania 17055

Estate of Rocco A. Ortenzio, c/o Select Medical Holdings Corporation, 4714 Gettysburg Road, P.O. Box 2034, Mechanicsburg, Pennsylvania 17022
Residence or business address: See (a) above.
Present principal occupation or employment:
Robert A. Ortenzio co-founded the Issuer and his present principal occupation or employment is serving as Executive Chairman of the Board of Directors (the "Board") of the Issuer.

Martin F. Jackson's present principal occupation or employment is serving as Senior Executive Vice President of Strategic Finance and Operations of the Issuer.

Rocco A. Ortenzio co-founded the Issuer and was Vice Chairman and Co-Founder of the Issuer. Rocco A. Ortenzio passed away on October 26, 2024.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See (d) above.
Citizenship:
Citizenship:

Robert A. Ortenzio - United States
Martin F. Jackson - United States
Estate of Rocco A. Ortenzio - United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Shares held by Mr. Ortenzio were issued to him as compensation for his roles as officer and director of the Issuer, as well as Shares owned prior to the initial public offering of the Shares of the Issuer as co-founder of the Issuer.

The Shares held by Mr. Jackson were issued to him as compensation for his role as an officer and employee of the Issuer.

The Shares held by the Estate of Rocco A. Ortenzio were Shares issued to Rocco A. Ortenzio as compensation for his roles as officer and director of the Issuer, as well as Shares owned prior to the initial public offering of the Shares of the Issuer as co-founder of the Issuer.

The descriptions of the Merger Agreement (as defined below), the Equity Commitment Letter (as defined below), the Debt Financing (as defined below), the Limited Guaranty (as defined below), the Rollover Agreement (as defined below) and the Interim Investors Agreement (as defined below) are incorporated by reference in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented to incorporate the following:

Merger Agreement

As disclosed in the Issuer's current report on Form 8-K filed on March 3, 2026, on March 2, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Stallion Intermediate Corporation, a Delaware corporation ("Parent"), and Stallion MergerSub Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"). The Merger Agreement provides, among other things and on the terms and subject to the conditions of the Merger Agreement, that Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the "Merger"). At the effective time of the Merger ("Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Rollover Shares (as defined in the Merger Agreement)), Shares owned by Parent or the Issuer (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned subsidiaries as of immediately prior to the Effective Time or Shares for which appraisal rights have been demanded properly in accordance with Section 262 of the General Corporation Law of the State of Delaware), will be converted into the right to receive $16.50 per share in cash, without interest (the "Merger Consideration"). Immediately prior to the Effective Time, each Share that is subject to forfeiture conditions (each, a "Company Restricted Share") will, except in the case of any Company Restricted Shares that are Rollover Shares, vest in full and shall be treated the same as all other Shares.

A special committee (the "Special Committee") of the Board, comprised of disinterested and independent members of the Board, unanimously (a) determined that the terms and conditions of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the Issuer and the Issuer's stockholders (other than the Rollover Holders (as defined in the Merger Agreement) and their affiliates and Issuer stockholders that are affiliated with Parent) (the "Unaffiliated Company Stockholders"), and (b) recommended that the Board adopt resolutions declaring that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the Issuer and the Unaffiliated Company Stockholders, adopting and approving the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and recommending that the stockholders of the Issuer vote their Shares in favor of adopting the Merger Agreement at a special meeting of the stockholders of the Issuer.

Thereafter, the disinterested members of the Board, upon the unanimous recommendation of the Special Committee, unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the Issuer and the Issuer's stockholders (including the Unaffiliated Company Stockholders), (ii) adopted and approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and (iii) directed that the Merger Agreement be submitted to the Issuer's stockholders entitled to vote thereon for adoption thereby and resolved to recommend that such stockholders adopt the Merger Agreement and approve the transactions contemplated by the Merger Agreement, including the Merger.

The completion of the Merger is subject to the satisfaction or waiver of certain customary mutual closing conditions, including (a) the adoption of the Merger Agreement by the holders of a majority of the outstanding Shares entitled to vote thereon, (b) the approval of the Merger Agreement by a majority of the votes cast by the holders of Shares excluding any Shares beneficially owned by Parent, Merger Sub, the Rollover Holders (as defined in the Merger Agreement) and their respective affiliates, "associates" or members of their respective "immediate family" (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), (c) the absence of any order or other action that is in effect (whether temporary, preliminary or permanent) by a governmental authority restraining, enjoining or otherwise prohibiting the consummation of the Merger or applicable law that is in effect that makes consummation of the Merger illegal or otherwise prohibited and (d) receipt of certain regulatory approvals, including certain healthcare regulatory approvals and the expiration or termination of the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The obligation of each party to consummate the Merger is also conditioned on the other party's representations and warranties being true and correct (subject to certain customary materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement. In addition, Parent and Merger Sub's obligation to consummate the Merger is conditioned upon there not having occurred a Company Material Adverse Effect (as defined in the Merger Agreement).

If the Merger is consummated, the Shares will be delisted from The New York Stock Exchange and deregistered under the Exchange.

The Merger Agreement contains termination rights for each of the Issuer and Parent, including, among others, (a) if the closing of the Merger does not occur on or before December 1, 2026 (the "Outside Date") (subject to an automatic extension until March 1, 2027 under certain circumstances), (b) if any order prohibiting the Merger has become final and non-appealable, (c) if the Requisite Company Stockholder Approvals (as defined in the Merger Agreement) have not been obtained following the meeting of the Issuer's stockholders for purposes of obtaining such Requisite Company Stockholder Approvals, and (d) subject to certain conditions, (i) by Parent, prior to the Effective Time, if (x) a Change of Company Recommendation (as defined in the Merger Agreement) shall have occurred or (y) the Issuer has breached any representation, warranty, covenant or agreement made under the Merger Agreement and such breach or condition is not curable, or, if curable, is not cured within the earlier of thirty days after written notice thereof is given by Parent to the Issuer and one business day before the Outside Date, or (ii) by the Issuer, prior to the Effective Time, if (x) subject to compliance with the terms of the Merger Agreement, the Issuer determines to terminate the Merger Agreement to enter into a definitive agreement providing for a Company Superior Proposal (as defined in the Merger Agreement) or (y) Parent or Merger Sub has breached any representation, warranty, covenant, or agreement made under the Merger Agreement and such breach or condition is not curable, or if curable, is not cured within the earlier of thirty days after written notice thereof is given by Parent to the Issuer and one business day before the Outside Date. The Issuer and Parent may also terminate the Merger Agreement by mutual written consent.

The Issuer is required to pay Parent a termination fee of $66,504,813 (the "Parent Termination Fee") in cash upon termination of the Merger Agreement in certain circumstances, including, among others, termination by the Issuer in the event that the Board determines to enter into a definitive agreement providing for a Company Superior Proposal. Parent is required to pay the Issuer a termination fee of $133,009,627 in cash upon termination of the Merger Agreement if Parent fails to timely close the Merger after the satisfaction or waiver of certain closing conditions and the Issuer stands ready to close the Merger. The Merger Agreement also provides that, in certain circumstances, each party may seek to compel the other parties to specifically perform their obligations under the Merger Agreement.

The Merger Agreement contains customary representations and warranties of the Issuer, Parent and Merger Sub, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of the Issuer, Parent and Merger Sub, including covenants relating to the Issuer conducting its and its subsidiaries' business in the ordinary course, preserving its business organizations substantially intact, and maintaining existing business relationships and goodwill and refraining from taking certain actions without Parent's consent, subject to certain exceptions. The Issuer and Parent also agreed to use their respective reasonable best efforts to cause the Merger to be consummated.

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the effective time of the Merger, the Issuer will be subject to certain restrictions on its ability to solicit certain alternative acquisition proposals from third parties, provide non-public information to third parties and engage in discussions or enter into agreements with third parties regarding certain alternative acquisition proposals, subject to customary exceptions.

This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 99.4 to this Amendment No. 2 and is incorporated by reference into this Item 4.

Financing Commitment Letters

Concurrently with the entering into of the Merger Agreement, Parent and WCAS XIV, L.P. (in such capacity, the "Equity Investor") entered into an equity commitment letter, dated March 2, 2026 (the "Equity Commitment Letter"), pursuant to which the Equity Investor is providing an equity commitment equal to $880,000,000 (the "Equity Financing"), subject to the terms and condition set forth in the Equity Commitment Letter. In addition, JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association and Wells Fargo Securities LLC (collectively, the "Debt Financing Sources") have committed to provide Parent certain debt financing up to $1,000,000,000, on the terms and subject to the conditions set forth in the debt commitment letter entered into among Parent and the Debt Financing Sources, dated March 2, 2026 (the "Debt Financing"). The Equity Financing and Debt Financing, when funded, will be used to fund the payment of the Merger Consideration and the other amounts required to be paid by Parent under the Merger Agreement, as well as the fees and expenses of Parent and Merger Sub payable in connection with the transactions contemplated by the Merger Agreement. The Merger Agreement does not contain any financing condition.

Limited Guaranty

Concurrently with the entering into of the Merger Agreement and the Equity Commitment Letter, the Issuer and the Equity Investor (in such capacity, the "Guarantor") entered into a limited guaranty, dated March 2, 2026 (the "Limited Guaranty"), pursuant to which the Guarantor has guaranteed certain obligations of Parent and Merger Sub under the Merger Agreement, including payment of the Parent Termination Fee that may be owed by Parent pursuant to the Merger Agreement, subject to the terms and conditions set forth in the Merger Agreement and the Limited Guaranty.

Rollover Agreements

Concurrently with the entering into of the Merger Agreement, Parent entered into rollover agreements (each, a "Rollover Agreement") with certain of the Reporting Persons (the "Rollover Holders"), pursuant to which, each of the Rollover Holders has agreed, subject to the terms and conditions set forth therein, that, immediately prior to the closing of the Merger, all or a portion of such Rollover Holder's Shares (the "Rollover Shares") shall be contributed to Parent in exchange for the issuance by Parent to such Rollover Holder of newly issued shares of common stock of Parent and that such Rollover Holder will not receive any cash payment for the Rollover Shares pursuant to the Merger Agreement. Further, the Rollover Agreements provide that, until the valid termination of its Rollover Agreement, each Rollover Holder shall vote (or cause to be voted) all Shares beneficially owned by such Rollover Holder (a) in favor of (i) the adoption of the Merger Agreement and the approval of the transactions contemplated therein, including the Merger, (ii) any proposal by the Issuer to adjourn, recess or postpone any meeting of the stockholders of the Issuer to a later date that complies with the Merger Agreement, (iii) any other matters necessary, presented or proposed for the transactions contemplated by the Merger Agreement, including the Merger, to be timely consummated and (iv) any other matter in respect of which approval of the Issuer's stockholders is expressly requested by the Board in connection with the Issuer's stockholders' adoption of the Merger Agreement and the approval of the transactions contemplated therein, including the Merger; (b) against any action, agreement or transaction that would reasonably be expected to (i) result in a breach of any covenant, representation or warranty or any other obligation or agreement of (A) the Issuer, Parent or Merger Sub contained in the Merger Agreement or (B) the Rollover Holder contained in this Agreement or (ii) result in any of the conditions set forth in Article VIII of the Merger Agreement not being satisfied or result in the satisfaction of any of the conditions set forth in Article VIII of the Merger Agreement being delayed; and (c) subject to certain limitations, against any Company Acquisition Proposal (as defined in the Merger Agreement) or other action, agreement or transaction involving the Company that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the transactions contemplated by the Merger Agreement, including the Merger. The Rollover Holder retains the right to vote its Shares in its sole discretion on any other matters.

This summary of the Rollover Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Rollover Agreements, copies of which are filed as Exhibits 99.5, 99.6, 99.7, 99.8, 99.9, 99.10 and 99.1 to this Amendment No. 2 and are incorporated by reference into this Item 4.

Interim Investors Agreement

Concurrently with the entering into of the Merger Agreement, Parent, Merger Sub, Robert A. Ortenzio, Martin F. Jackson and the Equity Investor (the Equity Investor together with Robert A. Ortenzio Martin F. Jackson, the "Buyer Consortium") entered into an interim investors agreement, dated March 2, 2026 (the "Interim Investors Agreement"), pursuant to which the parties thereto established the terms and conditions that will govern, among other matters, the actions of Parent and Merger Sub and the relationship among the Buyer Consortium with respect to the Merger Agreement and the transaction contemplated therein, including the Merger. The Interim Investors Agreement addresses, among other things, cooperation among the parties thereto with respect to regulatory efforts and filings required pursuant to the Merger Agreement, the allocation of transaction expenses and the consent rights of the parties thereto for any amendments, consents or waivers under the Merger Agreement. Subject to the terms set forth therein, the Interim Investors Agreement shall remain in effect until the earlier of the closing of the Merger and the termination of the Merger Agreement in accordance with its terms.

This summary of the Interim Investors Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Interim Investors Agreement, a copy of each of which is filed as Exhibit 99.12 to this Amendment No. 2 and is incorporated by reference into this Item 4.

The Reporting Persons review on a continuing basis the transactions contemplated by the Merger Agreement and the other agreements described herein. Based on such review, the Reporting Persons may exercise their rights under those agreements, including to terminate, amend or modify any of the transactions contemplated thereby in accordance with their terms, and/or, subject to the terms of such agreements, may acquire, or cause to be acquired, beneficial interests in securities of the Issuer at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of the investment policies of the Reporting Persons, the Issuer's business, financial condition and operating results, general market and industry conditions or other factors. Other than as described in this Item 4, and except as otherwise disclosed herein or in agreements described in this Statement on Schedule 13D, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 of this Statement on Schedule 13D. However, as part of the ongoing evaluation of the transactions contemplated by the Merger Agreement and other agreements described herein, the Reporting Persons may at any time review or reconsider their respective positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters and, from time to time, may hold discussions with or make formal proposals to management or the Issuer's board of directors, other stockholders of the Issuer or other third parties regarding such matters. There can be no assurance that the possible courses of action expressed in this Item 4 will be consummated by the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of Shares beneficially owned by each Reporting Person (on the basis of a total of 124,018,300 Shares outstanding of the Issuer as of February 28, 2026) is as follows:
Number of shares as to which each person has sole or shared power to vote or dispose:
Robert A. Ortenzio

(a) The following amount of shares may be deemed beneficially owned by Mr. Ortenzio: 14,019,735; Percentage: 11.3%.

(b) Mr. Ortenzio may be deemed to have (i) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 7,081,788 Shares and (ii) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 6,937,947 Shares (including (a) 200,000 Shares held by the Robert and Angela Ortenzio Family Foundation, of which the Mr. Ortenzio is a co-trustee, (b) 532,152 Shares held by the Rocco and Nancy Ortenzio Family Foundation, of which the Mr. Ortenzio is a co-trustee, (c) 1,279,000 Shares owned by the Robert A. Ortenzio Descendants Trust, for which the Mr. Ortenzio serves as a member of the board of directors of Select Asset Management & Trust LLC (the "Select Trustee"), a co-trustee, (d) 280,415 Shares held by the Robert A. Ortenzio April 2014 Trust for Kevin M. Ortenzio, for which the Mr. Ortenzio serves as a member of the board of directors of the Select Trustee, a co-trustee, (e) 280,415 Shares held by the Robert A. Ortenzio April 2014 Trust for Bryan A. Ortenzio for which Mr. Robert A. Ortenzio, for which the Mr. Ortenzio serves as a member of the board of directors of the Select Trustee, a co-trustee, (f) 280,415 Shares held by the Robert A. Ortenzio April 2014 Trust for Madeline G. Ortenzio, for which the Mr. Ortenzio serves as a member of the board of directors of the Select Trustee, a co-trustee, (g) 4,028,767 Shares held by the Rocco A. Ortenzio Revocable Trust, of which the Mr. Ortenzio is a co-trustee, (h) 16,182 Shares beneficially owned by the Estate of Rocco A. Ortenzio through Select AP Investors, L.P., for which the Reporting Person may be deemed to exercise control in his capacity as a trustee of such Estate, (i) 30,601 Shares beneficially owned by the Estate of Rocco A. Ortenzio through Select Investments III, L.P., for which the Reporting Person may be deemed to exercise control in his capacity as a trustee of such Estate, and (j) 10,000 Shares held by the spouse of the deceased Rocco A. Ortenzio, over which the Mr. Ortenzio Shares a power of attorney).

Martin F. Jackson

(a) Amount of shares beneficially owned: 1,383,421; Percentage: 1.1%.

(b) Mr. Jackson may be deemed to have (i) the sole power to vote or to direct the vote of and to dispose or direct the disposition of 1,383,421 Shares and (ii) the shared power to vote or to direct the vote of and to dispose or direct the disposition of 2,634 Shares held by Mr. Jackson's child, over whom he is a court-appointed guardian. Mr. Jackson disclaims the beneficial ownership of all Shares not directly owned by him.

The Estate of Rocco A. Ortenzio

(a) Amount of shares beneficially owned: 4,085,550; Percentage: 3.3%.

(b) The Estate of Rocco A. Ortenzio may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 6,937,947 Shares (including (a) 4,028,767 Shares held by the Rocco A. Ortenzio Revocable Trust, (b) 16,182 shares held by Select AP Investors, L.P., (c) 30,601 Shares held through Select Investments III, L.P., and (d) 10,000 Shares held by the spouse of the deceased Rocco A. Ortenzio).
Transactions in the class effected during the past sixty days: No transactions in Issuer Stock were affected by, or with respect to, the Reporting Persons listed in Item 2 within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Shares reported by such persons on the cover pages of the Schedule 13D and in this Item 5. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, shares beneficially owned by the Reporting Persons or, to the Reporting Persons' knowledge, the Listed Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3, 4, and 5 (a)-(b) is hereby incorporated by reference in this Item 6. The descriptions of the any contracts, arrangements, understandings, or relationships in Items 3, 4, and 5(a)-(b) in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents and descriptions and are hereby incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following documents are filed as exhibits:
---------------

Exhibit 99.4 - Agreement and Plan of Merger, dated March 2, 2026, by and among the Issuer, Stallion Intermediate Corporation and Stallion MergerSub Corporation

Exhiibit 99.5 - Rollover Agreement, dated March 2, 2026, by and between Parent and Robert A. Ortenzio

Exhibit 99.6 - Rollover Agreement, dated March 2, 2026, by and between Parent and Martin F. Jackson

Exhibit 99.7 - Rollover Agreement, dated March 2, 2026, by and between Parent and the Robert A. Ortenzio April 2014 Trust for Bryan A. Ortenzio

Exhibit 99.8 - Rollover Agreement, dated March 2, 2026, by and between Parent and the Robert A. Ortenzio April 2014 Trust for Kevin M. Ortenzio

Exhibit 99.9 - Rollover Agreement, dated March 2, 2026, by and between Parent and the Robert A. Ortenzio April 2014 Trust for Madeline G. Ortenzio

Exhibit 99.10 - Rollover Agreement, dated March 2, 2026, by and between Parent and the Robert A. Ortenzio Descendants Trust

Exhibit 99.11 - Rollover Agreement, dated March 2, 2026, by and between Parent and the Rocco A. Ortenzio Revocable Trust, DTD 8-14-2007, As Amended

Exhibit 99.12 - Interim Investors Agreement, dated March 2, 2026, by and among Parent, Merger Sub, Robert A. Ortenzio, Martin F. Jackson and the Equity Investor

## Signatures
- ORTENZIO ROBERT A: /s/ Robert A. Ortenzio, Robert A. Ortenzio (03/04/2026)
- JACKSON MARTIN F: /s/ Martin F. Jackson, Martin F. Jackson (03/04/2026)
- Estate of Rocco A. Ortenzio: /s/ Robert A. Ortenzio, Robert A. Ortenzio, Authorized Signatory (03/04/2026)